Exhibit 23.6

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated January 3, 2020, with respect to the abbreviated financial statements of the Pediatrics Product Portfolio of Cerecor Inc. as of September 30, 2019 and December 31, 2018 and for the nine months ended September 30, 2019 and for the year ended December 31, 2018 included in the Proxy Statement of Innovus Pharmaceuticals, Inc. that is made a part of the Registration Statement (Amendment No. 1 to the Form S-4) and Prospectus of Aytu BioScience, Inc. for the registration of shares of its common stock.

/s/ Ernst & Young LLP

Baltimore, Maryland
January 10, 2020